Exhibit 99.1

Hailiang Education Group Inc. Announces Results of Annual General Meeting of Shareholders for Fiscal Year 2020

HANGZHOU, China, June 23, 2020 /PRNewswire/ -- Hailiang Education Group Inc. (Nasdaq: HLG) (“Hailiang Education” or the “Company”), an education and management services provider of primary, middle, and high schools in the PRC, announced today the results of the Company’s 2020 Annual General Meeting of Shareholders (“AGM”) held on June 23, 2020, at 10:00 a.m. local time in Hangzhou, Zhejiang, China.

At the AGM, the Company’s shareholders:

1.	Elected Mr. Junwei Chen as director of the Company, and re-elected each of Mr. Cuiwei Ye, Mr. Ken He, Mr. Xiaohua Gu, and Mr. Xiaofeng Cheng as director of the Company, each to hold office until the next annual general meeting;
2.	Authorized the Board of Directors to fix the remuneration of the directors; and
3.	Approved, ratified, and confirmed the appointment of KPMG Huazhen LLP as the Company’s independent auditors for the year ending June 30, 2020, and authorized the Board of Directors to fix their remuneration.

A Q&A session was also held during the meeting. For meeting minutes, please visit: http://ir.hailiangedu.com/index.php/events_c

About Hailiang Education Group Inc.

Hailiang Education (Nasdaq: HLG) is one of the largest primary, middle, and high school educational service providers in China. The Company primarily focuses on providing distinguished, specialized, and internationalized education. Hailiang Education is dedicated to providing students with high-quality primary, middle, and high school, and international educational services and highly valuing the quality of students’ life, study, and development. Hailiang Education adapts its education services based upon its students’ individual aptitudes. Hailiang Education is devoted to improving its students' academic capabilities, cultural accomplishments, and international perspectives. Hailiang Education operates multilingual programs including Chinese, English, Spanish, Japanese, Korean, and French. In addition, Hailiang Education has launched various diversified high-quality courses, such as Mathematical Olympiad courses, A-level courses, Australia Victorian Certificate of Education (VCE) courses, IELTS courses, TOEFL courses, as well as SAT courses. The Company has also formed an extensive cooperative network with more than 200 educational institutions and universities globally. Hailiang Education is committed to making great effort to provide its students with greater opportunities to enroll in well-known domestic and international universities to further their education. For more information, please visit http://ir.hailiangedu.com.

For more information, please contact:

Mr. Litao Qiu

Board Secretary

Hailiang Education Group Inc.

Phone: +86-571-5812-1974

Email: ir@hailiangeducation.com

Ms. Tina Xiao

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com